AB 3/12

KH 3/10

SEC Mail Processing Section

MAR 01 2011

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T3 TRADING GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 State Street, 10th Floor

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Hendelman

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019431

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/17

OATH OR AFFIRMATION

I, Sean Hendelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TS Trading Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MITCHELL GROAT GOETZ
Notary Public, State of New York
No. 01GO6189869
Qualified in New York County
Commission Expires June 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T3 TRADING GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

PERIOD FROM JUNE 8, 2010
(DATE OF INCEPTION) TO
DECEMBER 31, 2010

T3 TRADING GROUP, LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Members of
T3 Trading Group, LLC

We have audited the accompanying statement of financial condition of **T3 Trading Group, LLC** (the "Company"), as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the period from June 8, 2010 (date of inception) to December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **T3 Trading Group, LLC** as of December 31, 2010 and the results of its operations and its cash flows for the period from June 8, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2011

T3 TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2010
ASSETS	
Cash	$ 37,901
Deposit with clearing broker	100,000
Due from broker	1,809,431
Rebate receivable	17,306
Prepaid expenses	29,151
Security deposit	2,175
Total assets	$ 1,995,964
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 624,060
Accounts payable and accrued expenses	101,598
Total liabilities	725,658
Members' equity	1,270,306
Total liabilities and members' equity	$ 1,995,964

See accompanying notes to financial statements.

T3 TRADING GROUP, LLC

STATEMENT OF OPERATIONS

	Period from June 8, 2010 (Date of Inception) to December 31, 2010
Revenue	
Net gain from principal trading transactions	$ 82,100
Expenses	
Legal and professional fees	89,295
Licenses and permits	62,699
Salaries and payroll taxes	18,088
Telephone and internet costs	16,783
Rent and occupancy costs	12,300
Interest expense	356
Other expense	20,481
Total expenses	220,002
Net loss	$ (137,902)

See accompanying notes to financial statements.

T3 TRADING GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Period from June 8, 2010 (Date of Inception) to December 31, 2010			
	Class A Members	Class B Member	Class C Members	Total Members' Equity
Capital contributions	$ 1,002,934	$ 200,000	$ 246,000	$ 1,448,934
Capital withdrawals	-	-	(40,726)	(40,726)
Allocation of net income (loss)	(185,674)	(15,601)	63,373	(137,902)
Members' equity, at December 31, 2010	$ 817,260	$ 184,399	$ 268,647	$ 1,270,306

See accompanying notes to financial statements.

T3 TRADING GROUP, LLC

STATEMENT OF CASH FLOWS

	Period from June 8, 2010 (Date of Inception) to December 31, 2010
Cash flows from operating activities	
Net loss	$ (137,902)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Deposit with clearing broker	(100,000)
Due from broker	(1,809,431)
Rebate receivable	(17,306)
Prepaid expenses	(29,151)
Security deposit	(2,175)
Securities sold, not yet purchased, at fair value	624,060
Accounts payable and accrued expenses	101,598
Net cash used in operating activities	(1,370,307)
Cash flows from financing activities	
Capital contributions	1,448,934
Capital withdrawals	(40,726)
Net cash provided by financing activities	1,408,208
Net change in cash and cash, end of period	$ 37,901
Supplemental disclosures of cash flow information	
Cash paid during the period for interest	$ 356

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

T3 Trading Group, LLC (formerly known as Titus Securities LLC) was formed under the laws of the state of Delaware on June 8, 2010 as a limited liability company and was approved as a registered broker-dealer under the Securities and Exchange Act of 1934. On December 9, 2010, Titus Securities LLC amended its certificate of formation and changed its name to T3 Trading Group, LLC ("the Company") in connection with the sale of substantially all of its issued and outstanding Class A limited liability membership interests, on such date.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a Member of the Chicago Board Stock Exchange ("CBSX") and Chicago Board Options Exchange ("CBOE"). The Company is a proprietary trading firm. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer or securities and is exempt from requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value - Definition and Hierarchy (Continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. The Company had no investments that would be categorized as Level 2 or Level 3 in the fair value hierarchy at December 31, 2010.

Fair Value - Valuation Techniques and Inputs

Securities Sold, Not Yet Purchased

The Company values investments in securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Members in their respective returns. Certain state authorities levy taxes or fees on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the differences between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Members' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2010. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2010

2. Fair Value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's liabilities measured at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Liabilities (at fair value)				
Securities sold short				
Common stocks	$ 624,060	$ -	$ -	$ 624,060

3. Due from Broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold, not yet purchased.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's broker – Assent Clearing. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker and does not anticipate any losses from such counterparty.

As of December 31, 2010, the Company maintained a deposit of $100,000 with the broker.

4. Securities Sold, Not Yet Purchased

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

5. Members' Equity

T3 Companies, LLC (the "Manager Member") is authorized on behalf of the Company to take all actions and make all decisions in connection with the business of the Company. The Manager Member owns substantially all of the Class A membership interests.

The Manager Member may admit to the Company one or more Members. The consent or agreement of all existing Members to such admission is not required. Each Member may make cash contributions to the Company which is determined by the Manager Member upon admission to the Company.

The Company has three distinct membership interests as follows: Class A, Class B and Class C.

Class A Members are T3 Companies, LLC and Titus Trading Group, LLC.

Class B Members are natural persons designated and approved by the Manager Member to coordinate the trading activities of a group of Proprietary Traders ("Coordinated Trading Group").

Class C Members are comprised of proprietary traders.

In accordance with the Operating Agreement, each Class A, B or C Member is authorized to trade securities on behalf of the Company in accordance with the Company's guidelines. One or more separate sub-accounts of the Company's trading account is maintained for each Class B and C Member ("Trading Sub-Accounts"). Income and loss resulting from the net appreciation or depreciation in the Trading Sub-Accounts are allocated to the respective capital accounts of the Class B and C Members, subject to certain charges for the execution and clearing of trades made by the Class B and C Members and interest expense for position held in the Trading Sub-Accounts. The Class B and C Members also share an agreed upon percentage of their gains with the Class A Members.

<u>Allocation of profits and losses</u>

Net trading gains or losses from the Trading Sub-Accounts are allocated to the respective Class C Members' capital accounts. However, losses shall only be allocated to the extent that such Class C Members' capital account is not reduced below zero; otherwise the losses are allocated to Class A Members.

Class B Member's profit allocation is based upon the trading activity generated for the Company through the Coordinated Trading Group associated with such Class B Members based on the difference in wholesale processing charges agreed with the Class B Members and the aggregate of, all net commissions and other revenues earned by the Company and any liabilities assumed by the Company, associated with such Coordinated Trading Group. Net losses from the associated Class C Members' Trading Sub-Accounts are allocated to the Class B Members.

Net income or loss is allocated to Class A Members on a pro rata basis, after allocations to B and C Members, based on the Class A Members' ownership interest.

5. Members' Equity (Continued)

Effective December 9, 2010, in accordance with the LLC Membership Interest Purchase Agreement ("Agreement"), the Manager Member acquired substantially all of the issued and outstanding Class A limited liability company membership interest of the Company. After consummation of the transaction the Manager Member holds 96% of the Company's Class A membership interest.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3 aggregate indebtedness or $100,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $1,125,530, which was $1,025,530 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

7. Occupancy Costs

The Company leases its office space under an operating lease for a term of one year which expires on July 31, 2011. The monthly rental payments through July 31, 2011 are $2,175. Future minimum lease payments for the period ending July 31, 2011 are $15,225.

For the period ended December 31, 2010, rent and occupancy costs aggregated $12,300.

8. Subsequent Events

On January 6, 2011 and February 3, 2011, T3 Companies, LLC made additional capital contributions of $100,000 and $3,300,000 respectively.

During January 2011, the Company entered into a clearing agreement with ABN AMRO Clearing Chicago, LLC. Subsequently through February 28, 2011, the Company has funded $3,910,000 to the clearing account held at ABN AMRO.

T3 TRADING GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2010
Total members' equity		$ 1,270,306
Deductions		
Non-allowable assets:		
Rebate receivable	$ 17,306	
Prepaid expenses	29,151	
Security deposit	2,175	
Total non-allowable assets		48,632
Net capital before haircuts on securities		1,221,674
Haircuts on securities		
Haircuts on securities sold, not yet purchased		93,609
Net capital		$ 1,128,065
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 101,598
Computation of net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)		$ 100,000
Excess net capital		$ 1,028,065
Percentage of aggregate indebtedness to net capital		9.01%

The following is a reconciliation of the net capital above and the net capital per Form X-17A-5, Part II-A filing as of December 31, 2010:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 1,175,800
Rebate receivable	(17,306)
Prepaid expenses	17,839
Accounts payable and accrued expenses	(48,268)
Net capital per above	$ 1,128,065
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 53,330
Aggregate indebtedness, as reported herein	$ 101,598

T3 TRADING GROUP LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)

DECEMBER 31, 2010

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Members of
T3 Trading Group, LLC

In planning and performing our audit of the financial statements of **T3 Trading Group, LLC** (the "Company") as of and for the period from June 8, 2010 (date of inception) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2011